Exhibit 99.1

Press release

Biophytis and AskHelpU Sign a Co-Development Agreement in Rare Neuromuscular Diseases in China

Paris, France, Cambridge (Massachusetts, USA), 21 january 2025 – 7:00 AM – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, today announces the signing of a co-development agreement with AskHelpU, the largest patient association in China for those affected by amyotrophic lateral sclerosis (ALS).

This co-development agreement aims to evaluate the efficacy of BIO101, Biophytis’ lead drug candidate, in ALS. If the preclinical results are promising and the proof of concept is established following the initial phase, the development will progress towards a larger-scale clinical phase. BIO101, which is currently in development for other indications, including sarcopenia and obesity, could represent a major therapeutic solution for patients with this severe neuromuscular disease.

This entirely synergistic agreement will leverage Biophytis’ expertise with its drug candidate and AskHelpU’s knowledge in amyotrophic lateral sclerosis disease.

AskHelpU will rely on top chinese universities and research laboratories to conduct the experiments. This agreement between Biophytis and AskHelpU marks a unique development opportunity for Biophytis and its BIO101 drug candidate, demonstrating the wide potential of the molecule, including for the treatment of rare diseases.

▪	ALS is a severe and progressive disease, leading to the gradual paralysis of muscles, speech, and swallowing functions. Despite recent advances in understanding the genetics and biology of ALS, no curative treatment is yet available. Globally, the prevalence of ALS is between 4.1 and 8.4 patients per 100,000 inhabitants[1]. The current number of patients is estimated at 6,000 in France[2], 31,000 in the United States[3], and around 200,000 in China[4], making it one of the largest markets for research and development of new treatments.

▪	Since the founding of AskHelpU in 2019, founder Cai Lei, former JD.com Vice President has built the largest patient-centered data platform, connecting over 15,000 people across China with the aim of saving more than one million people affected by neurodegenerative diseases. Cai Lei is also the founder of the charitable platform “Conquer ALS” and initiated the second “Ice Bucket Challenge” to raise awareness of the issues faced by ALS patients. Since 2019, Cai Lei has personally invested over 30 million RMB in the fight against ALS and in supporting patients. In early 2024, Mr.Cai and his wife announced that they will donate another 100 million RMB to support to basic research.

1. Current Opinion in Neurology 32(5): p 771-776, October 2019

2. Epidemiology of amyotrophic lateral sclerosis, National Library of Medicine, May 2016

3. National Amyotrophic Lateral Sclerosis (ALS) Registry, CDC, April 2017

4. Global Times, November 2023

A long-standing advocate in the fight against these pathologies, Biophytis reaffirms its commitment through this partnership to delivering innovative and sustainable solutions for improving patient care.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start, and Duchenne muscular dystrophy, Phase 1-2 to be started), respiratory diseases (COVID-19, Phase 2-3 completed), and metabolic disorders (obesity, Phase 2 to be started). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

About AskHelpU

Founded by Cai Lei, former vice president of JD.com and a major figure in the fight against ALS, AskHelpU is the largest ALS patient association in China. Since its creation, and driven by the vision of its founder, AskHelpU has transformed the perception of ALS in China, changing it from a rare and almost unknown disease into a national concern. News and topics related to the association have already garnered over 5 billion views. Over the past five years, the association has built a patient-centered research platform, connecting more than 15,000 people and aiming to overcome ALS as well as other neurodegenerative diseases.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contacts Biophytis

Investor relations

Investors@biophytis.com

Media

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues : ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

Contact AskHelpU

AskHelpU : alsresearch.china@gmail.com